UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Entry into Exchange Agreements

On May 5, 2026, Blue Gold Limited (the “Company”) entered into two exchange agreements (the “Exchange Agreements”) with Kaela Ritchie (the “Lender”), pursuant to which the Company exchanged certain outstanding indebtedness owed to the Lender under two facility agreements for newly issued Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of the Company.

Pursuant to the first exchange agreement (“Exchange Agreement A”), dated May 5, 2026, the Company exchanged the entirety of its outstanding indebtedness under that certain Facility Agreement, dated January 10, 2026, in the aggregate amount of $2,042,132 (reflecting all principal, plus all accrued and unpaid interest through the date of the Exchange Agreement), for 2,042,132 Class A Ordinary Shares.

Pursuant to the second exchange agreement (“Exchange Agreement B”), dated May 5, 2026, the Company exchanged the entirety of its outstanding indebtedness under that certain Facility Agreement dated March 26, 2026, in the aggregate amount of $778,617 (reflecting all principal, plus all accrued and unpaid interest through the date of the Exchange Agreement), for 778,617 Class A Ordinary Shares.

Each exchange was effected in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), with no commission or other remuneration paid in connection therewith. Pursuant to each Exchange Agreement, the Company has agreed to file, within sixty (60) days following May 5, 2026, a registration statement on Form F-1 (or another appropriate form) to register for resale the Class A Ordinary Shares issued in the exchanges, and to use commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable.

Entry into Facility Agreement

On May 5, 2026, concurrently with the execution of the Exchange Agreements, the Company entered into a Facility Agreement (the “New Facility Agreement”) with the Lender that provides for a drawdown loan facility of up to $4,000,000, subject to increase upon mutual agreement of the parties. The facility is available for drawdown by the Company for a period of six months with a maximum aggregate drawdown per week of $500,000. Interest will accrue at 10% per year on the drawn amounts. At any time and from time to time prior to maturity, the Lender has the right, but not the obligation, to deliver a mandatory conversion notice requiring the Company to convert all or any portion of the outstanding balance into Class A Ordinary Shares at a conversion price of $1.00 per share (subject to adjustment for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Class A ordinary shares following May 5, 2026) (the “Conversion Shares”). The Company is obligated to prepare and file a registration statement with the SEC within sixty (60) calendar days following the date of a mandatory conversion notice to register the Conversion Shares, and shall use commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable. At maturity, the Company shall repay the balance and interest, provided, that, the Company may repay the balance at any time prior to maturity without premium or penalty. The New Facility Agreement matures on May 5, 2027.

Dilutive Issuance Notice

On May 5, 2026, the Company delivered a notice of dilutive issuance to 3i, LP, a Delaware limited partnership (the “Holder”), pertaining to certain outstanding senior convertible notes issued pursuant to the Securities Purchase Agreement by and between the Company and the Holder, dated August 29, 2025, notifying the Holder that, in connection with the Company’s entry into the Facility Agreement, the conversion price of the senior convertible notes held by the Holder will be reduced pursuant to the anti-dilution provisions set forth in Section 7(c) of the senior convertible notes such that the conversion price applicable to the senior convertible notes will be reduced to mean the lower of (A) 93% of the lowest volume weighted average price (VWAP) of the Company’s Class A Ordinary Shares during the three (3) trading days immediately preceding the date the conversion notice is delivered, but in no event lower than $0.50, and (B) $1.00, in each case as adjusted for stock splits, stock dividends, combinations, recapitalizations and similar events.

The foregoing description of Exchange Agreement A, Exchange Agreement B and the New Facility Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements, copies of which are attached as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Exchange Agreement A by and between the Company and Kaela Ritchie, dated May 5, 2026
10.2	Exchange Agreement B by and between the Company and Kaela Ritchie, dated May 5, 2026
10.3	Facility Agreement by and between the Company and Kaela Ritchie, dated May 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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